Exhibit 5
                                                                    ---------

                             JWC ACQUISITION I, INC.
                        c/o J.W. Childs Associates, L.P.
                               One Federal Street
                           Boston, Massachusetts 02110


                                November 27, 1996



Mr. G. Dean Longnecker
c/o Central Tractor
Farm & Country, Inc.
3915 Delaware Avenue
Des Moines, Iowa  50316-0330

Dear Dean:

     This letter agreement between us is being entered into contemporaneously with the execution of an Agreement and Plan of Reorganization (the "Merger Agreement") by and among Central Tractor Farm & Country, Inc. (the "Company"), J.W. Childs Equity Partners, L.P., JWC Holdings I, Inc. ("Holdings"), and
JWC Acquisition I, Inc. ("Acquisition"). The Merger Agreement provides for the merger (the "Merger") of Acquisition with and into the Company, with the Company to become the surviving corporation. Upon consummation of the Merger, the Company will be a wholly-owned subsidiary of Holdings. The agreements set forth herein are subject to the condition subsequent that the "Closing" (as defined in the Merger Agreement) shall have occurred, and the performance of the parties hereunder is intended to commence at the "Effective Time" (as defined in the Merger Agreement) of the Merger. This letter agreement is entered into by the parties in contemplation of the Merger pursuant to which the Company will succeed to and assume all the obligations of Acquisition hereunder as a matter of law.

     1. Duties, etc. From and after the Effective Time throughout and subject to the terms of this agreement, you will be employed as Executive Vice President - Finance of the Company (to be reviewed for promotion before April 30, 1997). In your capacity as an officer and employee of the Company, you will be accountable to, and will also have such powers, duties and responsibilities as may from time to time be prescribed by the Board of Directors of the Company, provided that such duties and responsibilities are consistent with your executive position. You will perform and discharge your duties and responsibilities faithfully, diligently, and to the best of your ability. You will devote substantially all of your working time and efforts to the business and affairs of the Company.

     2. Base Salary. Your base salary will be paid at the rate of $250,000 per year through the end of the Company's next fiscal year. After October 31, 1997, you will be eligible for raises in your base salary in amounts to be determined by the Board of Directors (it being understood that the Board of Directors may delegate the authority to act under this agreement to the Compensation Committee), which raises will increase your base salary by at least the same percentage as the increase in the prior year's Consumer Price Index (all urban consumers, U.S. city average). All payments under this paragraph or any other paragraph of this agreement will be made in accordance with the regular payroll practices of the Company, reduced by applicable withholdings.

     3.   Bonuses.  See Exhibit I attached.

     4.   Options.  See Exhibit II attached.

     5. Benefits. You will receive 5 weeks of paid vacation per fiscal year, prorated for partial years. You will be eligible to participate in all benefit plans made generally to executives of the Company, as in effect from time to time, all subject to plan terms and generally applicable Company policies. These benefit plans will include, without limitation, health insurance, continuation of the Company's group life insurance coverage at current levels (i.e. $500,000), disability insurance, the Company's 401(k) plan, etc. The Company will pay for an annual physical examination for you by a medical doctor of your choice. The Company will continue to pay monthly dues for membership in a country club in which the Company currently owns a membership. In addition, the Company will also pay you a $7,000 per year automobile allowance and will reimburse you for automobile insurance and maintenance expense and normal reimbursable business travel.

     6. Nature of Employment; Severance. This agreement is not meant to constitute a contract of employment for a stated term. This means that you will retain the right to terminate your employment and officership duties at any time, and that the Company retains a similar right. However, if (x) the Company terminates your employment, other than because of your death, because of your disability for 180 days in one fiscal year, or for cause (meaning dishonesty, breach of fiduciary duty, material violation of law or negligent or willful failure to perform your duties or responsibilities) as determined by the Company in its reasonable judgment, or (y) you terminate your employment because the Company removes or fails to re-elect you as Executive Vice President - Finance (other than for any of the reasons described in clause (x) above), the Company will, in lieu of all other payments or benefits hereunder or otherwise, pay you severance payments for a period of 12 months from the date of termination equal to your base salary at the rate in effect at the time your employment is terminated.

     7. Confidentiality. Without the written consent of the Board of Directors, you will not, during or after the term of your employment with the Company, disclose to any person or entity (other than a person or entity to which disclosure is in your reasonable judgment necessary or appropriate in connection with the performance of your duties as an executive officer of the Company), any information obtained by you while in the employ of the Company the disclosure of which may be adverse to the interests of the Company, or use any such information to the detriment of the Company; provided, however, that such restriction shall not apply to information generally known to the public other than as a result of unauthorized disclosure by you.

     8. Restricted Activities. You agree that, during the term of your employment with the Company and for a period of one year thereafter, (a) you will not, directly or indirectly, be connected as an officer, employee, consultant, owner or otherwise with any business which competes with any business of the Company or its subsidiaries in any area where such business is then being conducted by the Company or a subsidiary, and (b) you will not, and you will not assist any other person or entity to hire or otherwise seek to induce employees of the Company or any of its subsidiaries to terminate their employment.

     9. Company Stock Purchase. It is agreed that Acquisition will purchase, and you will sell to Acquisition, 64,489 shares of Company Common Stock owned by you on the date hereof. The purchase price for such shares will be $14 per share, for an aggregate price of $902,846, which will be paid on the later to occur of (i) January 2, 1997 or (ii) the same time as the closing by Acquisition of its purchase of all of the shares of Company Common Stock owned by all of the entities affiliated with Butler Capital Corporation pursuant to a purchase agreement of even date herewith. At the time of such purchase, you will deliver to Acquisition your stock certificates for such shares identified above together with stock powers duly endorsed in blank, against payment of the full purchase price therefor in immediately available funds by wire transfer or certified or bank check. Such shares must be free of all liens and claims of third parties. It is also agreed that in the Merger, at the Closing thereof, you will be entitled to, and you agree to, exchange 71,429 shares of Company Common Stock for such number of shares of Holdings Common Stock having a value at the date of the Merger Closing (based on the same per share valuation as the common equity investment being made by J.W. Childs Equity Partners, L.P. and affiliates in connection with the Merger and related transactions) of $1,000,006. The stock of JWC Holdings I, Inc. issued to you in exchange for Company Common Stock hereunder will be subject to restrictions on the underlying shares of Common Stock of Holdings to be contained in a Stockholders Agreement to be executed by all holders of such Common Stock and securities exchangeable or convertible into shares of such Common Stock. Key provisions of such a stockholders agreement are attached hereto as Exhibit III. Acquisition's agreement to purchase shares of Company Common Stock and Holdings' agreement to permit you to exchange stock pursuant to this section are made as an inducement to you to enter into this letter agreement, and any failure by you to sell your shares and exchange your stock as herein contemplated and agreed shall render all other provisions of this letter agreement, including, without limitation, provisions governing your employment, compensation and benefits, void and of no effect.

     10. Miscellaneous. The headings in this agreement are for convenience only and shall not affect the meaning hereof. This agreement constitutes the entire agreement between the parties, and supersedes any prior communications, agreements and understandings, written or oral, with respect to your employment and compensation and all matters pertaining thereto. If any provision in this agreement should, for any reason, be held invalid or unenforceable in any respect, it shall be construed by limiting it so as to be enforceable to the maximum extent compatible with applicable law. This agreement shall be governed by and construed in accordance with the substantive laws of the State of Iowa. All determinations by the Board of Directors hereunder may be made by them in their sole discretion.

     11. Acceptance. In accepting and entering into this agreement, you represent that you have not relied on any agreement or representation, oral or written, express or implied, that is not set forth expressly in this agreement. If the terms of this agreement are acceptable to you, please sign and return a copy to the undersigned for delivery by the close of business on November 25, 1996 whereupon it shall become a binding agreement between us on the terms provided herein.

     12. Table 1. A number of provisions in the Exhibits hereto contemplate achievement of certain objectives by the Company. Those objectives are set forth in Table 1 attached hereto.

                                                  JWC ACQUISITION I, INC.


                                                  By: /s/ Steven G. Segal
                                                              President

Agreed to and Accepted


 /s/ G. Dean Longnecker
G. Dean Longnecker

Attachments:  Table 1
              Exhibit I
              Exhibit II
              Exhibit III

                                     TABLE 1


                       ANNUAL OPERATING CASH FLOW TARGETS



         Outlined below are the Operating Cash Flow Targets for vesting incentive options and for earning bonuses.

         Operating Cash Flow for any fiscal year equals earnings before interest, taxes, depreciation and amortization ("EBITDA") less the amount by which actual capital expenditures exceed the corresponding target amounts in the table below:


                            Target Capital           Target Operating
  ($000s)                    Expenditures               Cash Flow

F.Y.E. 1997                        $5,250                    $25,896

F.Y.E. 1998                         9,023                     29,930

F.Y.E. 1999                         9,421                     34,574

F.Y.E. 2000                         9,820                     39,229

F.Y.E. 2001                        10,218                     44,392

Cumulative                        $43,732                   $174,021

              (Assumes Company maintains its current fiscal year.)


         Adjustments. In the event of an acquisition or disposition of a significant business or assets (determined in a manner comparable to the determination of a significant subsidiary under Article 1-02(v) of Regulation S-X of the Securities and Exchange Commission), financial and other quantitative targets specified in or determined pursuant hereto shall be appropriately adjusted by the Board of Directors in good faith based on the expected contribution to the target amount in question of the assets or business acquired or disposed.

                                    EXHIBIT I


                                   CASH BONUS



         For each fiscal year, a cash bonus will be paid to the executive if the Company achieves (based upon the Company's audit) between more than 90% and 100% or less of the Annual Operating Cash Flow Targets for such year set forth in Table 1. Such cash bonus will equal five percent (5%) of executive's base salary for such fiscal year for each one percent (1%) by which the Company exceeds 90% of the Annual Operating Cash Flow Targets and will increase on a linear basis as illustrated by the following:

                                             Percentage
                                            Achievement of
                   Bonus as Percent        Annual Operating
                    of Base Salary         Cash Flow Targets

                         0%                       90%
                         5%                       91%
                        15%                       93%
                        20%                       94%
                        25%                       95%
                        30%                       96%
                        35%                       97%
                        40%                       98%
                        45%                       99%
                        50%                      100%


         In the event that, in any fiscal year, the Company achieves (based upon the Company's audit) more than 100% of the Annual Operating Cash Flow Targets, executive's cash bonus for such year shall equal one percent (1%) of his base salary for each percentage point by which the Company's results exceed 100% of the Annual Operating Cash Flow Targets. The cash bonus payable pursuant to this paragraph shall not be subject to any cap or maximum amount.

                                   EXHIBIT II


                           NON-QUALIFIED STOCK OPTIONS
                                  KEY PROVISIONS




1. Options subject to Vesting at Achievement of 100% of Annual Operating Cash Flow Targets.

         Effective at or shortly after the Effective Date of the Merger, Holdings and the Company will establish a stock option plan pursuant to which the management group will be granted non-qualified options to acquire, at "founder's price"<F1>, an aggregate number of shares of common stock of Holdings equal to four and one-half percent (4.5%) of the outstanding common stock and common stock equivalents of Holdings, on a fully diluted basis.

         The management group which will be entitled to participate in this option plan will be identified by the Chief Executive Officer, and the allocation of options among the members of the group will be initially determined by the Chief Executive Officer, subject to review and ratification by the Board of Directors.

         A.      Vesting.

         Options granted pursuant to the above plan will vest over a five-year period based on the Company's achievement of the Annual Operating Cash Flow Targets set forth in Table 1. An option shall vest and be exercisable with respect to twenty percent (20%) of the underlying shares for each fiscal year in which the Company achieves (based on the Company's audit) 100% or more of the Annual Operating Cash Flow Targets for such year. Unvested portions of outstanding options will be carried forward and will vest at the conclusion of the fifth fiscal year set forth in Table 1 if (i) the Company has achieved for the five-year period specified in Table 1 the cumulative EBITDA target set forth therein and (ii) the Company's actual EBITDA achievement for F.Y.E. 2001 is greater than that achieved in F.Y.E. 2000. Additionally, the options granted pursuant to the above plan will vest if the bonus option outlined in paragraph 3 below is awarded in accordance with its terms.

         B.      Other Provisions.

         Each option shall expire, unless earlier exercised or terminated, ten years from the date of grant.

         In the case of termination of an option holder's employment for cause or resignation without good reason, to be defined in the option plan, each option shall terminate at the time of termination of employment.

         In the case of termination of an option holder's employment without cause or his resignation for good reason, again as to be defined in the option plan, options which have vested at the time of termination/resignation shall terminate on the 91st day after the date of employment termination or resignation, and options which have not vested shall terminate immediately.

         If the option holder's employment is terminated due to death or disability, options which have vested at the time of termination/resignation shall terminate on the 181st day after the date of employment termination or death and may be exercised during such period by the holder or his legal representative or estate, as the case may be, and options which have not vested shall terminate immediately.

2. Options subject to Vesting at Achievement of 115% of Annual Operating Cash Flow Targets.

         In addition to, or as part of, the option plan outlined in paragraph 1 of this Exhibit II, the management group (to be selected as outlined above) will also be granted non-qualified options to acquire, again at "founder's price", an aggregate number of shares of common stock of Holdings equal to three and two-tenths percent (3.2%) of the outstanding common stock and common stock equivalents of Holdings, on a fully diluted basis (after taking into account, without limitation, all options granted pursuant to paragraph 1 above). Such options will be allocated among the management group as outlined in paragraph 1 above

         An option granted pursuant to this paragraph 2 shall vest and be exercisable with respect to twenty percent (20%) of the underlying shares for each fiscal year set forth in Table 1 in which the Company achieves (based on the Company's audit) 115% or more of the Annual Operating Cash Flow Targets for such year.

         Other provisions of the options granted pursuant to this paragraph will be substantially the same as those granted pursuant to paragraph 1 above.

3.       Bonus Options

         In the event that within six years after the Effective Time of the Merger the realized value<F2> of the common equity investment of the original investment group in Holdings should equal or exceed ten times the value of such common equity investment at the Effective Time of the Merger, you will be awarded an option to acquire, again at "founder's price", an aggregate number of shares of common stock of Holdings which shall equal 0.75% of the total outstanding common stock and common stock equivalents of Holdings on a fully diluted basis (after taking into account, without limitation, all options vested pursuant to paragraphs 1 and 2 above).

         The options described in this paragraph 3 shall terminate if not exercised prior to the termination of the executive's employment with the Company for any reason.

____________________
[FN]
<F1>   I.e., the price per share, as adjusted to reflect subsequent changes in capitalization, as the initial common equity investment in Holdings made by J.W. Childs Equity Partners, L.P. and its affiliates for purposes of effecting the Merger and related transactions.

<F2>   For purposes hereof, "realized value" will mean, in general, the cash or the market value of registered, publicly traded and tradeable, securities not subject to transfer or Rule 144 restrictions received by the original investment group in Holdings in the case of the sale of the business of the Company to any person, firm, entity or group which, together with its affiliates, prior to such transaction, did not own, directly or indirectly, more than 50% of the outstanding common equity of the Company.

                                   EXHIBIT III



                             STOCKHOLDERS AGREEMENT
                                 KEY PROVISIONS




I.       Right of First Refusal.

         Transfer of management group shares of common stock, and options to acquire the same, shall be subject to a right of first refusal in favor of Holdings and/or certain persons designated by Holdings. The exercise price of such right shall be the price offered by a bona fide third-party offeree.

II.  Call Option; Put Option; Exercise Price.

         If a member of the management group's employment is terminated for any reason before Holdings has completed a qualified public offering, Holdings and/or certain persons designated by Holdings will have the option to purchase his common stock and vested options. The exercise price shall be the greater of fair market value (determined as [EBITDA x 7 -Debt]/Outstanding Shares (fully diluted)) or cost in all circumstances of termination other than the manager's termination for cause or his resignation without good reason, in which instances the exercise price shall be cost.

         If the manager's employment is terminated without cause or if the manager resigns for good reason, in either case before Holdings has completed a qualified public offering, he shall have the right to put his common stock and vested options to Holdings and Holdings shall be obligated to purchase the same (which right and obligation Holdings may assign to certain designated persons) at a price per share equal to the following formula: [(EBITDA x 6) - Debt]/ Outstanding Shares (fully diluted).

         The purchase price of vested options shall, in all instances, be reduced by the exercise price thereof.

         In the case of any call or put exercise, Holdings shall pay the purchase price in cash if and to the extent that (i) funds are legally available therefor, (ii) such cash purchase is permitted by the agreements governing Holdings and the Company's third-party indebtedness, and (iii) and the Board of Directors in good faith determines that sufficient cash is available therefor. Any portion of the purchase price not paid in cash shall be paid by a subordinated promissory note of Holdings, bearing an interest rate equal to the rate on the Company's senior bank indebtedness and having a maturity of ten (10) years (subject to (a) mandatory prepayment when and if all of the conditions in the first sentence of this paragraph are satisfied and (b) mandatory extension if required by the terms of the agreements governing Holdings' third-party indebtedness).

         Generally, "puts" and "calls" and other transfer restrictions will be lifted upon consummation by Holdings of a qualifying public offering.

III.  "Tag Along" and "Drag Along".

         Management's shares and options shall be subject to "tag along" provisions whereby in the case of any proposed sale (including a "secondary" public offering) by J.W. Childs Equity Partners, L.P. (together with certain transferees and coinvestors) of more than ten percent (10%) of its common stock equivalents, the seller must offer other members of such founding/management group the right proportionately to participate in such sale.

         If any holder or group holding more than fifty percent (50%) of the outstanding common stock equivalents proposes to sell 50% or more of such holding or cause Holdings to enter a change of control transaction, then the remaining shareholders shall be obligated to sell their shares/options or, as applicable, consent to such change of control transactions provided that such sale or transaction provides that all shareholders of Holdings are to receive the same form of, proportion and per share consideration in connection therewith.